

Mail Stop 4628

October 25, 2016

Anthony C. Schnur
Chief Executive Officer
Lucas Energy, Inc.
450 Gears Road, Suite 860
Houston, Texas 77067

> **Re:** **Lucas Energy, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 13, 2016**
> **File No. 333-214085**

Dear Mr. Schnur:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 with any questions.

Sincerely,

/s/ Kevin M. Dougherty *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources